File No. 70-9669

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                    --------------------------------------

                                   FORM U-1
           PRE-EFFECTIVE AMENDMENT NO. 2 TO APPLICATION-DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             ----------------------------------------------------

(Name of company filing this statement and address for purposes of application)


Scottish Power plc                                                      PacifiCorp
Scottish Power NA 1 Limited                                             Energy West Mining Company
Scottish Power NA 2 Limited                                             Glenrock Coal Company
NA General Partnership                                                  Interwest Mining Company
Scottish Power UK plc                                                   Pacific Minerals, Inc.
                                                                        PacifiCorp Environmental Remediation
                                                                           Company
1 Atlantic Quay                                                         PacifiCorp Investment Management, Inc.
Glasgow G2 8SP                                                          PacifiCorp Group Holdings Company
Scotland UK                                                             New Energy Holdings Inc.
                                                                        PACE Group, Inc.
                                                                        PacifiCorp Energy, Inc.
                                                                        PacifiCorp Energy Services, Inc.
                                                                        PacifiCorp Energy Ventures, Inc.
                                                                        PacifiCorp Power Marketing, Inc.
                                                                        PacifiCorp Trans, Inc.
                                                                        PacifiCorp Financial Services, Inc.


                                                                        Suite 2000
                                                                        825 N.E. Multnomah Street
                                                                        Portland, OR  97232

                    (Name of top registered holding company
                    parent of each applicant or declarant)
                  ------------------------------------------
                              Scottish Power plc


                  (Name and addresses of agents for service)


Sir Ian Robinson                                                              Alan Richardson
Chief Executive Officer                                                       President
Scottish Power plc                                                            PacifiCorp
1 Atlantic Quay                                                               Suite 2000
Glasgow G2 8SP                                                                825 N.E. Multnomah Street
Scotland, UK                                                                  Portland, OR 97232

With copies to:
Andrew Mitchell, Company Secretary                                            M. Douglas Dunn
James Stanley, General Counsel                                                Orlan M. Johnson
Scottish Power plc                                                            Milbank Tweed Hadley & McCloy LLP
1 Atlantic Quay                                                               1 Chase Manhattan Plaza
Glasgow G2 8SP                                                                New York, NY 10005
Scotland, UK


      This Pre-effective Amendment No. 2 amends the application-declaration of form U-1 (File No. 70-9669) filed with the Commission on April 21, 2000. The Application-Declaration is restated in its entirety.

                                 Defined Terms
                                 -------------

1. Applicants means the Intermediate Companies and Scottish Power plc.
   ----------

2. Intermediate Companies means Scottish Power NA1 Ltd., Scottish Power NA2
   ----------------------
   Ltd., NA General Partnership and Holdco.

3. PacifiCorp means PacifiCorp and its utility divisional structure.
   ----------

4. ScottishPower means Scottish Power plc.
   -------------

5. ScottishPower System means ScottishPower and all its subsidiary companies,
   --------------------
   including the PacifiCorp Group.

6. PacifiCorp Group means PacifiCorp and the PacifiCorp Subsidiary Companies.
   ----------------

7.   PacifiCorp Subsidiary Companies means the subsidiary companies of
     -------------------------------
     PacifiCorp listed as applicants, all of which are nonutility companies under the Act.

8.   SPUK means Scottish Power UK plc.
     ----

9.   SPUK Group means SPUK and the SPUK Subsidiary Companies.
     ----------

10.  SPUK Subsidiary Companies means the subsidiaries of SPUK.
     -------------------------

11.  Total Common Equity means common stock, plus retained earnings,
     -------------------
     capital surplus and accumulated other comprehensive income, presented on a U.S. GAAP basis.

12.  Total Capitalization means the sum of Total Common Equity,
     --------------------
     preferred stock, short-term debt and long-term debt, including current maturities.

                               TABLE OF CONTENTS


ITEM 1.   DESCRIPTION

  A. Introduction and General Request

  B. Description of Existing PacifiCorp Financing Arrangements

  C. Overview of Proposed Financings

  D. Specifics of Proposed Financing Arrangements

     1.  ScottishPower External Financing

         (a)  Ordinary Shares

         (b)  Special Share

         (c)  Preferred Stock

         (d)  Debt

         (e)  Interest Rate and Currency Risk Management Devices

         (f)  Intermediate Companies

     2.  PacifiCorp Group Financings

         (a)  Existing Intercompany Arrangements

         (b)  New Money Pools

         (c)  Guarantees and Loans

         (d)  Payment of Dividends Out of Capital or Unearned Surplus

         (e)  Approval of New Tax Allocation Agreement

         (f)  Short-term Debt

     3.  Affiliate Transactions

     4.  Changes in Capital Stock of Subsidiaries

     5.  Financing Entities

     6.  Corporate Restructuring

     7.  EWG/FUCO-related Financings

  E. Filing of Certificates of Notification

  F. Summary of Application

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

ITEM 4.   REGULATORY APPROVALS

ITEM 5.   PROCEDURE

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

ITEM 7.   STATEMENT AS TO ENVIRONMENTAL EFFECTS

ITEM 1.   DESCRIPTION

  A. Introduction and General Request

     This Application-Declaration is submitted to obtain financing authority for the ScottishPower System. ScottishPower is the new ultimate holding company of the ScottishPower System formed following the reorganization of SPUK to facilitate ScottishPower's November 29, 1999, merger with PacifiCorp, a public utility company as defined under section 2(a)(5) of the Public Utility Holding Company Act of 1935, as amended ("Act").

     Pursuant to an Amended and Restated Agreement and Plan of Merger, a wholly owned subsidiary of ScottishPower was merged into PacifiCorp and ScottishPower registered as a holding company as defined in Section 2(a)(7) of the Act. PacifiCorp and SPUK are sister companies in the new ScottishPower System. As a result of the merger and subsequent filing of the Notification of Registration on Form U5A on November 30, 1999, ScottishPower became the first foreign registered holding company under the Act, and both it and its subsidiary companies are, accordingly, regulated as members of a registered holding company system.

     The ScottishPower System has significant energy businesses in the United States ("U.S.") and the United Kingdom ("U.K."), with approximately seven million customers, and pro forma annual revenues of approximately $10 billion.
                       --- -----

     SPUK is a foreign utility company ("FUCO"), as defined under Section 33 of the Act. In addition to its utility operations, SPUK holds, through subsidiary companies, the foreign, non-utility interests of ScottishPower. In particular, SPUK holds Manweb plc, an English retail electric company, Southern Water plc, an English retail water company and Thus plc, a U.K. telecommunications company. There are various other immaterial subsidiaries and undertakings held by SPUK.

     PacifiCorp is a major electric utility company in the Pacific Northwest and Intermountain West, which currently operates through divisions in six states,/1/ although it has entered into a premerger agreement regarding the sale of its service territory in California. PacifiCorp owns a 19.9% interest in the 1600 MW Hazelwood power station in Victoria, which is a FUCO.

--------------------------

     In the instant matter, the Applicants seek authority, to the extent the transactions are not otherwise exempt from the Act, for the following transactions through March 31, 2004 ("Authorization Period"):

      /1/PacifiCorp is subject to the jurisdiction of public utility regulatory authorities of each of the states in which it conducts retail electric operations as to prices, services, accounting, issuance of securities and other matters. PacifiCorp is regulated by the Public Utilities Commission of the State of California, the Idaho Public Utilities Commission, the Public Service Commission of Utah, the Washington Utilities and Transportation Commission, the Public Service Commission of Wyoming, and the Oregon Public Utility Commission ("OPUC") (collectively, "State" or "Utility Commissions").

           (i) financings by ScottishPower, including but not limited to the issuance of ordinary shares and American Depositary Shares, preferred stock, short-and long-term debt, guarantees and currency and interest rate swaps;

           (ii) certain financings by the PacifiCorp Group described below;

           (iii) intrasystem financings, including (a) the continuation of existing intercompany borrowing arrangements within the PacifiCorp Group,
     (b) the creation of two new PacifiCorp money pools ("Money Pools"), (c) guarantees of the obligations of, and other forms of credit support for the PacifiCorp Subsidiary Companies and the SPUK Subsidiary Companies, (d) the payment of dividends out of capital or unearned surplus for non-utility companies, and (e) approval of a new tax allocation agreement;

           (iv) the issuance by members of the PacifiCorp Group of additional shares, or alteration of the terms of any existing capital stock;

           (v) issuance by PacifiCorp up to an aggregate principal amount of $1.5 billion of short-term debt outstanding at any one time consisting of commercial paper and promissory notes;

           (vi) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities; and

           (vii) financings by ScottishPower for the purposes of acquiring, or funding the operations of, exempt wholesale generators ("EWGs") and FUCOs.

     Authority is also sought for ScottishPower to cause to be created a holding company (herein referred to as "Holdco") below NA General Partnership to act as a pass-through entity for the shares of both PacifiCorp and PacifiCorp Group Holdings Company ("PGHC") which is the holding company for PacifiCorp's investments in subsidiaries that are not public utilities./2/ Holdco will be authorized to issue 1000 shares of common stock, par value $.01 per share. Holdco proposes to issue its outstanding common shares to NA General Partnership and accordingly, NA General Partnership proposes to acquire all of the outstanding common shares of Holdco. ScottishPower will continue to be the ultimate owner of PacifiCorp and its subsidiaries.

     As explained more fully herein, the specific terms and conditions of the requested authority are not known at this time. Accordingly, the Applicants represent that the proposed transactions will be subject to the following general terms and conditions:

-------------------------

      /2/In 1984 PacifiCorp formed PGHC to hold the stock of PacifiCorp's principal subsidiaries and to facilitate the conduct of businesses not regulated as domestic electric utilities. Through its subsidiary companies, PGHC is engaged in the acquisition or development of electrical power projects or systems internationally, and leverage lease tax-advantages investments.

     (1) The Total Common Equity of PacifiCorp, as reflected in its most recent annual, quarterly or other periodic earnings report, will not fall below 30% of Total Capitalization. In addition, the Commission is requested to note that the Total Common Equity of the ScottishPower System was 58% of Total Capitalization, as of June 30, 2000. ScottishPower commits to maintain its and PacifiCorp's long-term debt rating at an investment grade level through the Authorization Period, and cause its and PacifiCorp's Total Common Equity as a percentage of Total Capitalization, measured on a U.S. GAAP basis, to be at least 30% through the Authorization Period./3/

     (2) The cost of money (interest rate giving effect to the economic life of the instrument) on debt financings of ScottishPower at the date of issuance will not exceed 300 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

     (3) The cost of money (dividend rate giving effect to the economic life of the instrument) on preferred securities of ScottishPower at the date of issuance will not exceed 500 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

     (4) The aggregate amount of additional external debt and equity issued by the ScottishPower System pursuant to the authority requested in this matter will not exceed $7.5 billion, above its existing financing arrangements, at any one time outstanding;

     (5) ScottishPower's additional "aggregate investment" in EWGs and FUCOs, as defined in Rule 53 under the Act, will not exceed, without prior Commission approval, $4,680 million; and

     (6) The proceeds from the sale of securities in external financing transactions will be used for the acquisition, retirement or redemption of securities issued by the ScottishPower System, without the need for prior Commission approval and for necessary general corporate purposes including (i) the financing, in part, of the capital expenditures of the ScottishPower System,
(ii) the financing of working capital requirements of the ScottishPower System, and (iii) other lawful general purposes.

     The Applicants represent that no financing proceeds will be used to acquire a new subsidiary, other than a special purpose financing entity, unless such acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act. The proceeds of external financings will be allocated to companies in the ScottishPower System in various ways through intrasystem financing discussed in this Application-Declaration.

------------------------

   /3/ SPUK activities are objectively perceived as being safe, generating a credit rating of "A-1" by Moody's Investor Services ("Moody's"), and "A" by Standard and Poor's ("S&P"). PacifiCorp's senior secured debt has a credit rating of "A-2" by Moody's and "A+" by S&P. ScottishPower does not issue debt, therefore, it has no credit ratings.

     The requested authority will give the Applicants the flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions to the benefit of customers and shareholders. Approval of this Application-Declaration is consistent with existing Commission precedent, both for newly registered holding company systems (See, e.g., Conectiv, Inc., Holding
                                              ---  ---   -------------
Co. Act Release No. 26833 (Feb. 26,1998); New Century Energies, Inc., Holding
                                          -------------------------
Co. Act Release No. 26750 (Aug. 1, 1997) The National Grid Group plc, Holding
                                         ---------------------------
Co. Act Release No. 27154 (Mar. 15, 2000)), and for holding company systems that have been registered for a longer period of time (See, e.g., The Columbia Gas
                                                  ---  ---   ----------------
System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); Gulf States
-----------                                                      -----------
Utilities Co., Holding Co. Act Release No. 26451 (Jan. 16, 1996)).
------------

      The table below shows the revenues, net income and total assets of the ScottishPower System for the twelve months ended March 31, 2000 and the three months ended June 30, 2000, according to U.S. GAAP./4/ These figures include the revenues and net income of PacifiCorp since completion of the merger.

-----------------------------------------------------------------------------------
                             ScottishPower System

                         12 months ended March 31, 2000/ Three months
                             ended June 30, 2000

                               ($mm)
----------------------------------------------------------------------------------
Revenues                          6,584 - 2003
----------------------------------------------------------------------------------
Net Income                        1,411 - 111
----------------------------------------------------------------------------------
Total Assets                      26,937 - 26,571
----------------------------------------------------------------------------------

     The table below shows the capitalization of the ScottishPower System as of June 30, 2000, according to U.S. GAAP./5/

                                                 ($mm)
----------------------------------------------------------------------------------
Long-term Debt                                   6,783
----------------------------------------------------------------------------------
Common Equity                                    10,921
----------------------------------------------------------------------------------

-------------------------



/4/The figures for revenues, net income and assets were translated into dollars using a rate of U.S. $1.52 equals one pound. Consistent with U.S. GAAP, ScottishPower's share of joint ventures and associate businesses is included in net income and assets, but is omitted from revenues.

/5/ Converting at (Pounds)1.00 : $1.52, the closing exchange rate at June 30, 2000.


----------------------------------------------------------------------------------
Short-term Debt                                                              1,045
----------------------------------------------------------------------------------
Total Capitalization                                                        18,879
----------------------------------------------------------------------------------



  B. Description of Existing PacifiCorp Financing Arrangements

     At the present time, PacifiCorp's outstanding securities include preferred stock, first mortgage bonds, subordinated debt, pollution control revenue bond financings and short-term debt, including commercial paper. Members of the PacifiCorp Group also have a variety of interest rate and currency exchange swap agreements. Since completion of the merger, all PacifiCorp financings have been made pursuant to exemptions under Section 6(b) and Rules 45 and 52 of the Act. (For additional information on existing PacifiCorp financings, see ScottishPower
                                                               ---
U5B and Attachment A attached as Exhibit C-4, hereto.)

  C. Overview of Proposed Financings

     The authority requested herein is to provide equity and other debt financing for the ScottishPower System and credit support for SPUK and its subsidiaries. It should be emphasized that any parent-level credit support to SPUK and its subsidiaries is largely driven by U.K. market practices. Applicants believe that SPUK and its subsidiary companies will be largely or predominantly self funding.

  D. Specifics of Proposed Financing Arrangements

     1.  ScottishPower External Financing
         --------------------------------

     ScottishPower requests authorization to issue long-term equity and debt securities aggregating not more than $6 billion at any one time outstanding
during the Authorization Period.   This amount is in addition to ScottishPower's
existing financing arrangements. Such securities could include, but would not necessarily be limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options.
Such financing amount is in addition to ScottishPower's current outstanding equity and debt securities./6/ ScottishPower request authorization to maintain all existing financial arrangements regarding outstanding equity and debt securities. ScottishPower proposes to also enter into currency and interest rate swaps as described below.

     ScottishPower proposes that the various securities to be issued would fall within the following limits, but would not in the aggregate exceed the $6 billion limit stated above:


                   Security                                       $ billions
-----------------------------------------------------------------------------------------------


----------------------

/6/ As of June 30, 2000, ScottishPower had outstanding long-term debt of $6,783 million, short-term debt of $1,045 million and common equity of $10,921 million.


-----------------------------------------------------------------------------------------------
Equity, including options and warrants                                  3.0
-----------------------------------------------------------------------------------------------
Preferred stock                                                         1.0
-----------------------------------------------------------------------------------------------
Bank debt                                                               1.0
-----------------------------------------------------------------------------------------------
Commercial paper                                                        1.0
-----------------------------------------------------------------------------------------------
Bond issues - straight                                                  3.0
-----------------------------------------------------------------------------------------------
Bond issues - convertible                                               3.0
-----------------------------------------------------------------------------------------------

     (a)  Ordinary Shares.  ScottishPower's common stock equity consists of
          ---------------
ordinary shares, with a par value of 50 pence each, that are listed on the London Stock Exchange. ScottishPower currently has American Depositary Shares ("ADSs") in the U.S. which trade as American Depositary Receipts ("ADRs") and represent four ordinary shares each. ScottishPower has established a sponsored ADR program in the U.S. and has its ADRs listed on the New York Stock Exchange and registered under the Securities Act of 1933, as amended ("1933 Act"). As a result, ScottishPower has registered under The Securities Exchange Act of 1934, as amended ("1934 Act") and files the periodic disclosure reports required of a foreign issuer with the Commission. The request contained herein with respect to ordinary shares refers to the issuance of ordinary shares directly, or indirectly, through the ADR program and, for purposes of this request, the ADSs and ADRs are not considered separate securities from the underlying ordinary shares. As of June 30, 2000 ScottishPower had 1,847,585,937 ordinary shares and one "Special Share" outstanding./7/

     Ordinary shares may be sold pursuant to underwriting agreements of a type generally standard in the industry in the U.K. or the U.S. (depending on the selling location). Such public issuances may be pursuant to private negotiation with underwriters, dealers or agents (as discussed in more detail below) or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such sales of ordinary shares will be at rates or prices based upon or otherwise determined by competitive capital markets.

     Ordinary share financings covered by this Application-Declaration may occur in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a number of purchasers or a single purchaser;
(iv) directly to employees (or to trusts established for their benefit) and other shareholders through ScottishPower System employee benefit schemes; or (v) through the issuance of anti-dilution and/or bonus shares (i.e., stock dividends) to existing shareholders. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by ScottishPower) or directly by one or more underwriters acting alone.

-------------------------

/2/The Special Share is a non-voting share owned by the U.K. Government, as a means to preserve ScottishPower's status as an independent provider of transmission services.

The securities may be sold directly by ScottishPower or through agents designated by ScottishPower from time to time. If dealers are utilized in the sale of any of the securities, ScottishPower will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If ordinary shares are being sold in an underwritten offering, ScottishPower may grant the underwriters thereof a "green shoe" option permitting the purchase from ScottishPower at the same price additional shares then being offered solely for the purpose of covering over-allotments.

     ScottishPower seeks authority to use its ordinary shares (or associated ADSs or ADRs) as consideration for acquisitions that are otherwise authorized or exempt under the Act. Among other things, transactions may involve the exchange of parent company equity securities for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The ability to offer stock as consideration provides both ScottishPower and the seller of the business with flexibility. The ScottishPower ordinary shares to be exchanged may, among other things, be purchased on the open market pursuant to Rule 42 or may be original issue./8/ From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of ordinary shares on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized. For purposes of the $6 billion external financing limit, ScottishPower ordinary shares used to fund an acquisition of a company through the exchange of ScottishPower equity for securities being acquired would be valued at market value based upon the closing price of the ordinary shares on the London Stock Exchange on the day before closing of the sale or issuance.

     In addition to other general corporate purposes, the ordinary shares will be used to fund employee benefit plans. ScottishPower and PacifiCorp currently maintain a number of employee benefit plans for personnel in the ScottishPower System pursuant to which employees may acquire equity interests as part of their compensation.

     More particularly, ScottishPower intends to issue ADRs to U.S. employees through PacifiCorp's Stock Incentive Plan, Compensation Reduction Plan and K Plus Employee Savings and Stock Ownership Plan ("US Plans"). See Registration
                                                              ---
Statement No. 333-92095, attached as Exhibit C-5 hereto. In addition, other share-based plans may be developed to motivate and retain key executives.

     In addition, ScottishPower intends to issue ordinary shares, or certain conditional rights relating to ordinary shares, to its U.K. personnel under the Long Term Incentive Plan, and the ScottishPower Sharesave Scheme ("UK Plans")./9/ ScottishPower also operates The



   /8/From time-to-time ScottishPower may acquire, without prior Commission approval pursuant to Rule 42, its ordinary shares. Ordinary shares acquired pursuant to Rule 42 will be purchased directly or indirectly on the open market in accordance with the applicable Listing Rules of the London Stock Exchange.

   /9/In order for ScottishPower to provide ordinary shares to the participants in the UK Plans when they are entitled to exercise their share options, ScottishPower must provide a loan to the trustee, or the equivalent ("Trustee"), of the employee share plans for the Trustee to acquire on the open market ordinary

ScottishPower Executive Share Option Scheme which applies to executive directors and certain senior managers. All future grants under this plan have been replaced by the company's Long Term Incentive Plan. The last grant of executive share options to executive directors was in May 1995. Existing options remain exercisable.

     The Long Term Incentive Plan links the share rewards closely between management and shareholders, and focuses on long-term corporate performance. Under the Long Term Incentive Plan, awards to acquire ordinary shares of ScottishPower at nil or at a nominal cost are made to the participants up to a maximum value equal to 60% of base salary. The award will vest only if the Remuneration Committee ("Committee") (a committee entirely made up of Non-executive/outside directors) is satisfied that certain performance measures are met. These measures relate to the sustained underlying financial performance of ScottishPower and customer service standards, including those set by the Office of Electricity Regulation and the Office of Water Regulation.

     Assuming that the Committee is satisfied, the number of ordinary shares that can be acquired on vesting of the award will be dependent upon how ScottishPower ranks, in terms of its total shareholder returns performance over a three-year performance period, in comparison to the constituent companies of the Financial Times/Stock Exchange 100 Index ("FTSE 100") and the electricity and water sectors. Half of each award will be measured against the FTSE 100 companies and half against the electricity and water companies.

   A percentage of each half of the award will vest depending upon the ScottishPower's ranking within the relevant comparator group as follows:

 .  100% if the company ranks in the top decile
 .  90% if the company ranks in the second decile
 .  80% if the company ranks in the third decile
 .  60% if the company ranks in the fourth decile
 .  40% if the company ranks in the fifth decile
 .  nil if the company ranks in the sixth decile or lower

Once the company's total shareholder return performance has been measured over the three-year performance period following the grant of the award, the award must be held for an additional year before it may be exercised. The plan participant may acquire the ordinary shares in respect of the percentage of the award which has vested at any time after the fourth year up to the seventh year after the grant of the award.

     ScottishPower also operates a savings-related share option scheme, which is open to all U.K.-based permanent employees. Under this scheme, options are granted over ScottishPower ordinary shares at a discount of 20% from the prevailing market price at the time of grant to eligible employees who agree to save up to (Pounds)250 per month over a period of three or five years.

--------------------------------------------------------------------------------
shares on behalf of the eligible participants. On exercise of the share options by the eligible participants, the option price money payable by the share option holder is applied by the Trustee to reduce the loan amount from ScottishPower. The loan may be payable over a 48-month period. ScottishPower proposes to engage in such transactions, in order to provide ordinary shares to its employees under the UK Plans.

eligible employes who agree to save up to (Pounds) 250 per month over a period of three or five years.

     ScottishPower requests authority to issue approximately 39.1 million ordinary shares to employees under its existing plans, the US Plans, the UK Plans and such additional plans created after the date hereof ("Additional Plans") that may be developed for the purposes stated above. Securities issued by ScottishPower under all of the plans will be included within the $6 billion external financing limit and will be valued, if ordinary shares, at market value based on the closing price on the London Stock Exchange on the day before the award. Securities issued that are not ordinary shares will be valued based on a reasonable and consistent method applied at the time of the award.
ScottishPower requests that the Commission reserve jurisdiction over the Additional Plans, pending completion of the record.

     (b) Special Share.  One unique aspect of ScottishPower's corporate
         -------------
structure is that it has a Special Share that is currently owned by the U.K. Government. The Special Share may only be held by the U.K. Government or persons acting on its behalf. It is a single non-voting share that prevents amendments to ScottishPower's Memorandum and Articles of Association. Those documents in turn restrict certain classes of persons from owning more than a prescribed shareholding in ScottishPower. The Special Share restricts the ability of ScottishPower to transfer control of its transmission license to a third party without the consent of the holder of the Special Share. ScottishPower asserts that these rights do not create an inequitable distribution of voting power of the kind that section 11(b)(2) is intended to prevent. Rather, the Special Share is a means for the U.K. government to protect a regulatory objective -- the preservation of the status of ScottishPower as an independent provider of transmission services in the U.K./10/

     (c)  Preferred Stock.  ScottishPower proposes to issue preferred stock from
          ---------------
time to time during the Authorization Period. Any such preferred stock would have dividend rates or methods of determining the same, redemption provisions, conversion or put terms and other terms and conditions as ScottishPower may determine at the time of issuance, provided that the cost of money (dividend rate giving effect to the economic life of the instrument) on preferred stock of ScottishPower, when issued, will not exceed 500 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned. In addition, all issuances of preferred stock will be at rates or prices based upon or otherwise determined by competitive capital markets.

     (d)  Debt. ScottishPower proposes to issue debt securities from time to
          ----
time during the Authorization Period. Any debt securities would have the designation, aggregate principal amount, interest rate(s) or method of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as are deemed appropriate at the time of issuance, provided however, that the cost of money (interest rate giving effect to the economic life of the

    /10/The Special Share also does not reflect an inequitable financial interest in ScottishPower. The Special Share confers no right to participate in the capital or profits of ScottishPower other than in connection with a "winding up." Under these circumstances, the holder of the Special Share is entitled to receive the capital paid up on the Special Share (one pound sterling) in priority to other distributions. The holder of the Special Share may also require ScottishPower to redeem the Special Share at par (one pound sterling) at any time.

instrument) on debt financings of ScottishPower will not exceed 300 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned. In addition, the maturity of any debt securities will not exceed 50 years.

     The debt securities may be issued and sold pursuant to standard underwriting agreements or under other negotiated financings through commercial and investment banks. In the case of public debt offerings, distribution may be effected through private negotiations with underwriters, dealers or agents, or through competitive bidding among underwriters. In addition, the debt securities may be issued and sold through private placements or other non-public offerings to one or more persons or distributed by dividend or otherwise to existing shareholders. All transactions will be at rates or prices based upon or otherwise determined by competitive capital markets.

     Parent-level debt may be issued in connection with the necessary and urgent general and corporate purposes including, financing capital expenditures and working capital requirements, the acquisition, retirement or redemption of securities issued by a ScottishPower System company, and other lawful general purposes. Section 7(c)(2)(A) expressly contemplates that a registered holding company can issue such securities "for the purpose of refunding, extending, exchanging, or discharging an outstanding security of the declarant and/or a predecessor company thereof." Section 7(c)(2)(D) further provides for the issuance of nontraditional securities if "such security is to be issued or sold solely for necessary or urgent corporate purposes of the declarant where the requirements of the provisions of paragraph (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers." Registered gas systems have relied on this provision for years in connection with their routine financing transactions. See, e.g., The Columbia Gas System, Inc.,
                                 ---  ---   ----------------------------
Holding Co. Act Release No. 26634 (Dec. 23, 1996) (authorizing Columbia to issue external, long-term debt which, in the aggregate with equity financing issued by Columbia, would not exceed $5 billion at any one time outstanding through
December 31, 2001).   In addition, in the matter of The National Grid Group plc,
                                                    ---------------------------
Holding Co. Act Release No. 27154 (Mar. 15, 2000), the Commission stated that a "restriction against parent-level debt would create an unreasonable financial burden that is not necessary or appropriate in the public interest or for the protection of investors or consumers because it may interfere with [a registered holding company's] ability to implement an optimal capital structure for its business, including the financing of [a] merger."

     To the extent that the question is not the existence of parent-level debt per se but rather the appropriateness of debt at more than one level, again, the Commission has resolved that issue. In the 1992 amendments to Rule 52, the Commission eliminated the requirement that a public-utility subsidiary company could issue debt to nonassociates only if its parent holding company had issued no securities other than common stock and short-term debt. The rule release explains:

          Condition (6) provides that a public-utility subsidiary company may issue and sell securities to nonassociates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended that it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior Commission approval. They further observed that other controls, that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations and also notes the power of many state utility commissions to limit the ability of utility subsidiaries to service holding company debt by restricting the payment of dividends to the parent company. The Commission concludes that this provision should be eliminated.

Exemption of Issuance and Sale of Certain Securities by Public-Utility Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Co. Act Release No. 25573 (July 7, 1992).

     We note that the issuance of debt by ScottishPower will be subject to certain objective conditions intended to ensure the financial integrity of the ScottishPower System. ScottishPower and PacifiCorp have committed to maintain their Total Common Equity as a percentage of Total Capitalization, measured on a U.S. GAAP basis, at 30% or above throughout the Authorization Period. In addition, as previously noted, ScottishPower commits to maintain its and PacifiCorp's long-term debt rating at an investment grade level. Credit rating agencies have confirmed that SPUK has a strong credit rating.

     (e)  Interest Rate and Currency Risk Management Devices.  In order to
          --------------------------------------------------
protect the ScottishPower System from adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with interest rate and cross currency swaps, options and option-related instruments with a view to maintaining a significant proportion of fixed rates over the medium term. The proportion of debt at fixed rates is varied over time and within policy guidelines, depending on debt projections and market levels of interest rates. The resulting position as of December 31, 1999 was that 92% of the ScottishPower System borrowings were at fixed rates of interest. ScottishPower seeks authority to continue to engage in interest rate and cross currency swaps, options, option-related instruments, forward exchange contracts and similar instruments through the Authorization Period.

     ScottishPower maintains a central treasury department whose activities are governed by policies and guidelines approved by the Board of Directors, with regular reviews and monitoring by the Board. The treasury department operates as a service center rather than as a profit center and is subject to internal and external audit. Treasury activities are managed in a non-speculative manner and all transactions in financial instruments or products are matched to an underlying business requirement. ScottishPower states that these transactions will meet the criteria established by the Financial Accounting Standards Board in order to qualify for hedge accounting treatment or will so qualify under U.K. GAAP. In the event transactions in financial instruments or products are qualified for hedge accounting treatment under U.K. GAAP, but not under U.S. GAAP, ScottishPower's financial statements filed in accordance with Form 20-F will contain a reconciliation of the difference between the two methods of accounting treatment. No gain or loss on a hedging transaction attributable to a company outside the PacifiCorp Group will be allocated to any company in the PacifiCorp Group, regardless of the accounting treatment accorded to the transaction.

      (f) Intermediate Companies. Each of the Intermediate Companies is seeking
          ----------------------
authorization to issue and sell securities to, and acquire securities from, its immediate parent, subsidiary companies and fellow Intermediate Companies, respectively. Each of the Intermediate Companies and ScottishPower is also seeking authorization to issue guarantees and other forms of credit support to direct and indirect subsidiaries. In no case would the Intermediate Companies or ScottishPower borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies. The interest rates and maturity dates of any debt security issued by PacifiCorp to its immediate parent company will be designed to parallel the effective cost of capital of ScottishPower.

     2.  PacifiCorp Group Financings
         ---------------------------

     The existing financing arrangements transactions, with the exception of the commercial paper transactions discussed below, of the PacifiCorp Group are exempt under Rule 52 and therefore, do not require Commission authorization and will remain in place./11/ The Applicants request, to the extent the Commission has jurisdiction, to maintain all financing authority for ScottishPower, the Intermediate Companies and the PacifiCorp Group through the Authorization Period./12/ The PacifiCorp Group financing authority requested below is in addition to the $6 billion external financing authority requested by ScottishPower for the ScottishPower System.

(a)  Existing Intercompany Arrangements.  Currently, the PacifiCorp Group has
     ----------------------------------
two intercompany lending arrangements. The first loan agreement allows for loans between PacifiCorp and certain of its subsidiaries. This intercompany loan agreement has been authorized by the OPUC up to $200 million for loans by PacifiCorp and unlimited amounts for loans to PacifiCorp./13/ These loans are payable on demand, are evidenced by notes and with interest at PacifiCorp's short-term borrowing rate whether the loan is to or from PacifiCorp. The
-------------------------

     /11/The existing financing arrangements of the PacifiCorp Group are exempt because: (1) the issuance and sale of the securities are solely for the purpose of financing the business of PacifiCorp; (2) the issuance and sale of the securities have been expressly authorized by the state commission of the state in which PacifiCorp is organized and doing business; and (3) the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of the associate company. Financing arrangements of certain members of the PacifiCorp Group are also exempt because: (1) the issuance and sale of the securities are solely to finance the existing business of the subsidiary company; and (2) the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company.

     /12/As of June 30, 2000, SPUK has outstanding long-term debt of $6,783 million, short-term debt of $1,045 million and common equity of $10,921 million, presented on a U.S. GAAP basis. In addition, ScottishPower has outstanding guarantees in the amount of approximately $568 million, presented on a U.S. GAAP basis.

     /13/Id.
         --
second loan agreement allows for loans up to $350 million to be made among PGHC and its subsidiaries, and among PGHC and certain other affiliates, PacifiCorp Environmental Remediation Company, PacifiCorp Minerals, Inc. and PacifiCorp Investment Management, Inc., all direct subsidiaries of PacifiCorp. These loans are payable on demand and, if from PGHC, bear interest at a negotiated rate or PGHC's short-term borrowing rate plus a margin (depending on the ratings of the borrower) or at PGHC's short-term borrowing rate if the borrower is PGHC./14/ However, since completion of the merger, all loans under the above-mentioned intercompany agreements have been made on an interest-free basis. Applicants request authorization, to the extent not exempt under Rule 52, to maintain the intercompany lending arrangements through the Authorization Period. The intercompany loan agreements and the schedule showing outstanding loans are attached hereto as Exhibits B-2, B-3 and B-6, respectively.

     (b)  New Money Pools.  In addition to the above-mentioned intercompany
          ---------------
arrangements, the Applicants request authority, to the extent not exempt under Rule 52, to create two new PacifiCorp Money Pools which will be administered by PacifiCorp. One Money Pool will be exclusively for certain of the non-regulated, non-utility subsidiaries of PGHC ("Non-Utility Money Pool")./15/ The Non-Utility Money Pool will be funded by ScottishPower and/or PGHC on a short-term basis and, to a lesser degree, by the non-utility subsidiaries that participate in the Non-Utility Money Pool. The funds will be made available by ScottishPower and/or PGHC to the participants in the Non-Utility Money Pool that have a need for short-term funds.

     The second Money Pool will be for PacifiCorp and certain of its subsidiaries, including PGHC and other direct subsidiaries ("Utility Money Pool" and, together with the Non-Utility Money Pool, the "Money Pools"). The funds available to the Utility Money Pool will be loaned on a short-term basis and will come from the Utility Money Pool participants themselves./16/

-------------------------

     /14/Borrowings from PGHC will bear interest on the outstanding principal amount thereof, for each day from the date such borrowing is made until it becomes due, at a rate per annum equal to the prime rate for such day plus a margin (depending on the ratings of the borrower) as agreed to from time-to-time by PGHC and the borrower and set forth in the ledger maintained by PGHC; however, in no event will the borrower's rate exceed PGHC's cost of short-term funds for such day plus 3/8%.

     The participants in the Non-Utility Money Pool will be ScottishPower, PGHC, New Energy Holdings Inc., PACE Group, Inc., PacifiCorp Energy, Inc., PacifiCorp Energy Services, Inc., PacifiCorp Energy Ventures, Inc., PacifiCorp Environmental Remediation Company, PacifiCorp Minerals, Inc., PacifiCorp Investment Management, Inc., PacifiCorp Power Marketing, Inc., PacifiCorp Trans, Inc. and PacifiCorp Financial Services, Inc.

     /16/PacifiCorp proposes to borrow up to $800 million under the Utility Money Pool. The participants in the Utility Money Pool will be ScottishPower, PacifiCorp, Energy West Mining Company, Glenrock Coal Company, Interwest Mining Company, Pacific Minerals, Inc., and PGHC. PGHC will participate in this money pool because it occurs in the chain of ownership between PacifiCorp and subsidiaries which serve the utility operations only to the extent necessary for the financing of those operations. Foreign EWGs, exempt telecommunication companies ("ETC") and FUCOs will not be participants in the Utility Money Pool, and ETCs and FUCOs will not participate in the Non-Utility Money Pool.

     Generally, under the proposed terms of the respective Money Pools, from time to time short-term funds will be made available by ScottishPower and/or PacifiCorp for the Utility Money Pool up to $800 million, and by ScottishPower for the Non-Utility Money Pool up to $800 million, for short-term loans to the participants. Funds will be made available from such sources in such order as PacifiCorp, as administrator of the Money Pools, may determine will result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the participating subsidiaries. The proposed terms of the Money Pools are memorialized in definitive forms of draft agreements filed herewith as Exhibit B-4 ("Non-Utility Money Pool Agreement") and Exhibit B-5 ("Utility Money Pool Agreement" and, together with the Non-Utility Agreement, the "Money Pool Agreements"). Applicants request that the Commission reserve jurisdiction, pending completion of the record, over the establishment and operation of the Nonutility Money Pool. Applicants also request that the Commission reserve jurisdiction over the participation by future companies formed or acquired by ScottishPower or PacifiCorp in the relevant Money Pools, until a specific post-effective amendment is filed that seeks authority to add any participant to such Money Pool.

     PacifiCorp will provide each Money Pool participant with periodic activity and cash accounting reports that include, among other things, reports of cash activity, the daily balance of loans outstanding and the calculation of daily interest charged. No party will be required to effect a borrowing through a Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or other sources.

     The operation of the Money Pools is designed to match, on a daily basis, the available cash and short-term borrowing requirements of the participants, thereby minimizing the need for external short-term borrowings by PGHC and PacifiCorp. To this end, the short-term borrowing requirements of the participants may be met internally with the proceeds of borrowings available through the Money Pools. To the extent necessary, ScottishPower, PacifiCorp and/or PGHC will use the proceeds of external borrowings, up to the approved limits which, if jurisdictional, are authorized by this Commission, to accommodate the short-term requirements of the other participants. Requirements satisfied by the Money Pools will be in the form of open account advances.

     ScottishPower will be a participant in the Money Pools only insofar as it has funds available for lending obtained either through internal generation or from external sources. Under no circumstances will ScottishPower be permitted to borrow funds available through the Money Pools. If at any time there are funds remaining in the Money Pools after satisfaction of the borrowing needs of the participating subsidiaries, PacifiCorp, as the agent of the Money Pools, will invest these funds appropriately and consistent with applicable state and federal regulations and allocate the earnings on any such investments between or among those participants within each respective Money Pool according to the amount of excess funds provided by each respective participant. The return on the funds loaned by a subsidiary into either of the Money Pools will be essentially equal to the cost of borrowing from the Money Pools. That is, the applicable interest rate would be the average for the month of the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate (the daily rate, the "Composite") or, if no such Composite were established for that particular day, then the applicable rate would be the Composite for the next preceding day for which such Composite was established.

     All borrowings from, and contributions to, the Money Pools will be adequately documented and will be evidenced on the books of each participant that is borrowing or contributing funds through the Money Pools. All loans will be payable on demand, may be prepaid by any borrowing participant at any time without premium or penalty and will be subject to interest that shall be calculated and added to the outstanding loan balance. Such rates shall be adjusted periodically (see below). Any participating subsidiary that contributes funds to a Money Pool may withdraw them at any time to satisfy its daily need of funds.

     These procedures, as proposed, in addition to the intercompany arrangements stated above, will be beneficial to the PacifiCorp financial system because they will create significant economies from the effective use of funds that will result in the reduction of bank balances; the reduction of administrative costs associated with borrowings and investments by, among other things, eliminating the need for the participants to maintain their own separate bank accounts, cash balances and credit facilities; provide increased flexibility and control in cash management; and the ability of PacifiCorp and PGHC, which will obtain external financing, to defer or pre-pay short-term financing, such as loans with banks and commercial paper borrowings.

     The interest rates applicable on any day to the then outstanding loans through the Money Pools may be fixed or variable and may be adjusted based on the weighted average daily effective cost incurred by PacifiCorp and PGHC, respectively, for each Money Pool for borrowings from external sources. If there are not external borrowings outstanding from a particular Money Pool, however, then the rate will be the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate ("Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which the Composite is established. The calculations to be used to determine the appropriate interest rates are described in detail in the forms of the Non-Utility and Utility Money Pool Agreements, which are included herewith as Exhibits B-4 and B-5, respectively.

     As stated above, operation of the Non-Utility and Utility Money Pools, including record keeping and coordination of loans, will be handled by PacifiCorp under the authority of the appropriate officers of the participating companies. PacifiCorp will administer the Money Pools on an "at cost" basis.
It will maintain separate records for each Money Pool. Funds in the Money Pools shall be separately invested. Surplus funds of the Money Pools may be combined in common short-term investments, but PacifiCorp will maintain separate records of these funds.

     PacifiCorp will also provide cash management and banking services to the subsidiaries of PacifiCorp that participate in the Money Pools. These services shall include maintaining controlled-disbursement checking accounts, electronic disbursement facilities and cash concentration facilities. These services will be paid for by the subsidiaries through fees calculated pursuant to different cost bases for the Utility and the Non-Utility Money Pools to be determined by PacifiCorp and may be collected through a variety of means, including the payment of a fee or the inclusion of the fee into the interest payments made by the respective subsidiaries.

     Within 45 days after the end of each calendar quarter, PacifiCorp, on behalf of certain of the Applicants, will file a certificate with the Commission pursuant to Rule 24 under the Act setting forth (i) each Applicant's maximum principal amount of short-term borrowings outstanding during such quarter, (ii) the average rate for the Utility Money Pool during such period, and (iii) the maximum amount outstanding during such period for each source of outside borrowings.

     Also, within 45 days after the end of each calendar quarter, PacifiCorp, on behalf of the participating subsidiaries in the Non-Utility Money Pool and on its own behalf, will file with the Commission a certificate of notification on Form U-6B-2 pursuant to Rule 52 including the following information for each participating subsidiary:

     (i) the aggregate dollar amount borrowed from the Non-Utility Money Pool by such subsidiaries in the preceding calendar quarter, including as to each month thereof;

     (ii) a statement explaining the subsidiaries' use of the proceeds of such borrowings during such calendar quarter; and

     (iii) the type of business engaged in by such subsidiaries during such calendar quarter.

     (c)   Guarantees and Loans.  ScottishPower requests authorization to the
           --------------------
extent necessary under the Act to enter into guarantees, obtain letters of credit, enter into guaranty-type agreements or otherwise provide credit support with respect to the obligations of the PacifiCorp Group and the SPUK Group as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses and to maintain, to the extent not exempted under Rule 45, all existing guarantee and loan arrangements through the Authorization Period./17/ Such credit support may be in the form of committed bank lines of credit. Such guarantees and credit support to be made to the SPUK Group will be included in the aggregate investment of ScottishPower for the purposes of Rule 53./18/ The cost of such guarantees and loans will parallel the cost of obtaining the liquidity necessary to support the guarantee or loan, as the case may be.

     In addition, authority is requested for the PacifiCorp Subsidiary Companies to enter into similar arrangements with one another, to the extent not exempted under Rule 45. Guarantees entered into by ScottishPower will be subject to a $6 billion limit (i.e., not included in the $6 billion external financing limit), based upon the amount at risk. Such guarantees will be in addition to ScottishPower's outstanding guarantees./19/ In addition, ScottishPower proposes to

     /17/The PacifiCorp Group and SPUK Group entered into their respective current guarantee and loan arrangements prior to the completion of their merger.

     /18/Supra note 3.

     /19/Supra note 12.

make loans or capital contributions to the SPUK Group from time to time up to an aggregate principal amount of $3 billion through the Authorization Period. Loans made to the SPUK Group will be of a short-term nature, payable on demand and will parallel the cost of capital to ScottishPower. Such loans and capital contributions will be included in the aggregate investment of ScottishPower for the purposes of Rule 53.

     (d)  Payment of Dividends Out of Capital or Unearned Surplus. Section 12
          -------------------------------------------------------
of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34
(1935)./20/ In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization,
(ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding
                                      --- ----------------------------
Co. Act Release No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id.
                                                                      --
(citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943)).
        -----------------------------------
Applicants state that there may be situations in which one or more of the PacifiCorp Subsidiary Companies will have unrestricted cash available for distribution in excess of current and retained earnings. Consistent with these considerations, the Applicants request authorization for the current and future PacifiCorp Subsidiary Companies to pay dividends out of capital and unearned surplus, through the Authorization Period, provided, however, that, without further approval of the Commission, no PacifiCorp Subsidiary Company will declare or pay any dividend out of capital or unearned surplus if such PacifiCorp Subsidiary Company derives any material part of its revenues from the sale of goods, services or electricity to PacifiCorp ("Non-exempt PacifiCorp Subsidiary Company"). ScottishPower requests that the Commission reserve jurisdiction over dividends out of capital or unearned surplus paid by any such Non-exempt PacifiCorp Subsidiary Company.

      In addition, the Applicants request authority for PacifiCorp to pay dividends out of capital and unearned surplus up to the lesser of $900 million or to the extent of the proceeds it receives from the sale of assets outside of its regulated utility business./21/ Distributions out of capital and unearned surplus from the PacifiCorp Subsidiary Companies would allow available funds to be utilized where appropriate within the PacifiCorp Group consistent with PacifiCorp's commitment to maintain its Total Common Equity to be at least 30% through the Authorization Period.

     (e) Approval of New Tax Allocation Agreement.  The Applicants ask the
         ----------------------------------------
Commission to approve an amended agreement for the allocation of consolidated tax among Intermediate

---------------------------

  /20/Compare Section 305(a) of the Federal Power Act.

  /21/PacifiCorp recently completed the sale of its FUCO investments in Australia. The requested authority would allow the proceeds from any such sale to be distributed by PacifiCorp to its shareholder. The Applicants believe that any such distribution would not have an adverse effect on PacifiCorp's utility operations or the public interest.

Companies and the PacifiCorp Group ("Tax Allocation Agreement"). Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system, that "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. The Tax Allocation Agreement is in compliance with Rule 45, as amended. Of interest here, Rule 45(c)(5) provides that:

             The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added.)

Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

     In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between associate companies, on the one hand, and subsidiary companies, on the other, represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the 1935 Act. Holding Co. Act Release No. 21968 (Mar. 25, 1981), (citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-82). It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) - so long as the policies and provisions of the Act are otherwise satisfied. Compare
Section 12(a) of the Act. Accordingly, the Applicants request that the Commission approve the Tax Allocation Agreement. The Commission has approved a similar request in the matter of The National Grid Group plc, Holding Co. Act
                                 ---------------------------
Release No. 27154 (Mar. 15, 2000).

     ScottishPower may suffer an increased U.K. tax liability without the Tax Allocation Agreement. U.K. corporate law looks at each company as a separate entity, even where a company is a wholly owned subsidiary of another. This perspective requires the maintenance of corporate capital and is particularly important for creditor protection. Each company is required to prepare and publicly file its own statutory accounts in the U.K.

     Each company is also taxed separately. The U.K. does not have a system of consolidated groups. If one company in a group has a loss for tax purposes then it may "surrender" that loss to another member thereby reducing its taxable profits by the amount of the loss surrendered. The companies are separate entities, however, for corporate law purposes and, because a tax loss is available to reduce future taxable profits and therefore tax liabilities if not surrendered, a loss is considered an asset which is invariably paid for if surrendered. A payment avoids distorting the results of each entity and the risk of voiding the surrender.

     As a result thereof, payment for the losses may be necessary to assure that the holding company will receive appropriate tax credits under U.K. law for non-U.K. (i.e., U.S.) taxes paid on subsidiary operations. In this sense, the Tax Allocation Agreement is not used to allocate the tax paid, but to compute the amount of post-tax profits for determining the amount of U.K. tax credits available to ScottishPower.

     When a U.K. company receives a dividend from an overseas company it is subject to tax on that dividend, but is given a credit for the foreign tax borne on the profits out of which the dividend has been paid. These rules also operate on an entity by entity basis (consistent with the general approach in the U.K. explained above), although, under draft U.K. tax legislation announced on March 21, 2000, in certain circumstances where two or more companies resident in an overseas territory are treated as a single tax payer under the law of the territory concerned, then those companies will be treated as a single tax payer for the purposes of calculating relief for underlying tax in the U.K. If the tax paid by the foreign company has been reduced by a loss incurred by another member of the group, the amount of relief for foreign tax can be distorted unless the foreign entity reimburses the loss maker for the losses. This is illustrated in the example below. This illustration assumes no acquisition related-debt.

     The calculations are as follows:


                              With tax allocation payment        Without tax allocation
                                        $  '000                     payment $'000
------------------------------------------------------------------------------------------------
Dividend                                  124.0                           124.0
------------------------------------------------------------------------------------------------
Gross up                                   50.0                            43.3
------------------------------------------------------------------------------------------------
Taxable amount                            174.0                           167.3
------------------------------------------------------------------------------------------------
U.K. tax @ 30%                             52.2                            50.2
------------------------------------------------------------------------------------------------
Less credit for US tax                   (50.00)                          (43.3)
------------------------------------------------------------------------------------------------
U.K. tax due                               2.2                              6.9
------------------------------------------------------------------------------------------------

     It is important to note that various safeguards assure that the structure proposed in this Application-Declaration cannot be used to the detriment of investors, consumers or the public interest. Most importantly, the Tax Allocation Agreement, attached as Exhibit B-1 hereto, provides that "under no circumstances shall the amount of tax allocated to a member exceed its separate tax liability."

     The proposed Tax Allocation Agreement and Intermediate Company structure should be permitted as reasonable and appropriate measures to organize ScottishPower's ownership of PacifiCorp efficiently in a manner consistent with the protection of investors, consumers and the public interest. The Applicants request a reservation of jurisdiction over the implementation of the Tax Allocation Agreement, pending completion of the record.

     (f)  Short-term Debt
          ---------------

     Authority is requested for PacifiCorp to issue commercial paper and promissory notes not to exceed the aggregate amount of $1.5 billion to be outstanding at any one time during the Authorization Period. This level of debt authority has been authorized by the Federal Energy Regulatory Commission ("FERC") and all of the state utility commissions regulating PacifiCorp's revolving credit agreements. The OPUC has not authorized the issuance of the commercial paper because it is not jurisdictional. The PacifiCorp Group's short-term debt, as it relates to the issuance of commercial paper and borrowings pursuant to the Money Pools will not in the aggregate exceed $3.1 billion./22/ This amount, is in addition to the PacifiCorp's Group existing financing arrangements.

     PacifiCorp may sell commercial paper, from time to time, in established domestic paper markets. Such commercial paper would be sold to or through dealers at discount rates or bearing interest rates per annum prevailing at the date of issuance for commercial paper of comparable quality and maturity. It is expected that the dealers acquiring commercial paper from PacifiCorp will reoffer such paper at a discount to corporate, institutional investors, such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     The issuance of commercial paper by PacifiCorp would, in most periods, result in effective interest costs lower than the interest costs of borrowing from commercial banks. In the event, however, that borrowings from banks would produce a lower cost of money than the issuance of PacifiCorp's commercial paper, and to the extent that PacifiCorp's corporate funds and subsidiaries' loans of excess funds through the Utility Money Pool or the existing intercompany borrowing arrangements would be inadequate to fulfill the subsidiaries' requests for short-term loans, PacifiCorp will borrow from banks, subject to the limitations on aggregate principal amounts stated above.

--------------------------

     /22/As noted above, ScottishPower commits to maintain its and PacifiCorp's long-term debt rating at an investment grade level through the Authorization Period, and cause its and PacifiCorp's Total Common Equity as a percentage of Total Capitalization, measured on a U.S. GAAP basis, to be at least 30% through the Authorization Period.

     PacifiCorp requests authority to enter into arrangements described herein through the Authorization Period. Subject to the limitations set forth above, commercial paper borrowings will be tailored to mature at such time as excess funds from PacifiCorp are expected to become available for loans through the Utility Money Pool or the existing intercompany borrowing arrangements.

     3.  Affiliate Transactions
         ----------------------

      PacifiCorp has been providing administrative, management, technical, legal and other support services to its subsidiaries for many years. In addition, there have been occasions when subsidiaries of PacifiCorp have provided services to PacifiCorp or to other PacifiCorp Subsidiary Companies. PacifiCorp now proposes to continue these arrangements, with PacifiCorp providing services to the PacifiCorp Subsidiary Companies and other associate companies in the holding company system pursuant to Rule 87 under the Act. PacifiCorp Subsidiary Companies propose to provide services to PacifiCorp pursuant to Section 13(b). All service transactions, as explained above, will be priced at cost in accordance with Section 13 of the Act and the rules thereunder. In the event that the market rate of the services is less than costs, neither PacifiCorp nor the PacifiCorp Subsidiary Companies will provide such services.

      In addition, SPUK or another member of the SPUK Group proposes to perform, on a limited basis, services for the PacifiCorp Group. All service transactions will be priced at cost in accordance with Section 13 of the Act and the rules thereunder. Consequently, the PacifiCorp Group is effectively insulated from the financial abuses targeted by the Act.

     The preliminary estimate of total charges by SPUK to PacifiCorp for the provision of anticipated services will be approximately $12 million annually./23/ All of the charges are expected to be made on a direct charge basis for a variety of services including the following:

     (a) Transition Plan Preparation & Implementation
         --------------------------------------------

     This plan involves a systematic and fundamental review of the business activities of PacifiCorp and a critical assessment of the performance improvement opportunity by applying the experiences obtained from similar activities undertaken following SPUK's acquisitions of Manweb and Southern Water. The annual charges for the transition plans will be approximately $6 million. It is anticipated that SPUK will lead the implementation of the transition plans.

     (b) Network Performance and Customer Service Improvements
         -----------------------------------------------------

     ScottishPower will introduce an outage monitoring system, Prosper-US, and the technical network improvements in keeping with its merger commitments to improve underlying network performance over the next five years. The annual charges for the network performance and customer service improvements will be approximately $500,000. In addition to the

--------------------

    /23/Overall, ScottishPower anticipates that costs improvements at PacifiCorp will more than offset the expected level of charges for the services to be provided.

commitments to improve customer service, ScottishPower also committed to reduce System Average Interruption Duration Index (SAIDI) by 10%, System Average Interruption Frequency Index (SAIFI) by 10% and Momentary Average Interruptions Frequency Index (MAIFI) by 5%. See State Commission Orders attached as Exhibits
                               ---
D-1 through D-6.

     (c) Corporate Services
         ------------------

     The corporate center of SPUK is expected to provide services to PacifiCorp through representation on the PacifiCorp Board of Directors as well as administrative services. These will include shareholder services, investor relations, senior management, human resources, payroll and pensions. In addition, there is expected to be some management oversight in the areas of internal audit, tax and treasury, and consultation regarding engineering, research and development projects, and transmission best practices.

     The costs of services provided by SPUK, or a member of the SPUK Group, will be directly attributed to PacifiCorp. Alternatively, whenever it is possible to do so accurately, it will be attributed a specific PacifiCorp Subsidiary Company. SPUK will bill PacifiCorp monthly in arrears. The billing format will list charges by corporate department, detailing total time applicable to PacifiCorp or the PacifiCorp Subsidiary Company multiplied by the current rate, to give the total charge for the month. The annual charges for the corporate services is currently estimated to be approximately $5.5 million.

       All affiliate transactions among the SPUK Group, PacifiCorp and the PacifiCorp Subsidiary Companies are subject to review by the Utility Commissions. PacifiCorp files an annual Affiliated Interest Report with the Utility Commissions detailing, among other things, the charges that have been made during the previous year and the methods used to allocate costs among itself and its associate companies./24/ A copy of the Affiliated Interest Report for the year ended March 31, 2000, is attached hereto as Exhibit D-7.

      The PacifiCorp Subsidiary Companies request authorization under Section 13(b) of the Act to provide services and sell goods to its members and the SPUK Group at fair market prices determined without regard to cost, and request an exemption under section 13(b) from the cost standards of Rules 90 and 91 as applicable to these transactions, in any case in which the non-utility subsidiary purchasing these goods or services is:

  (1) A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

  (2) An EWG which sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not PacifiCorp;

  (3) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at

--------------------------

    /24/The OPUC requests reports twice a year on affiliate transactions between the SPUK Group and the PacifiCorp Group.

arms' length to one or more industrial or commercial customers purchasing the electricity for their own use and not for resale, and/or (b) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with PURPA regulations;

  (4) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not PacifiCorp; or

  (5) A subsidiary engaged in Rule 58 activities or any other non-utility subsidiary that (a) is partially owned by a member of the PacifiCorp Subsidiary Companies or the SPUK Group, provided that the ultimate purchaser of such goods or services is not PacifiCorp, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to the nonutility subsidiaries described in clauses (1) through (4) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States. The Commission authorized a similar request pursuant to an exception from the at cost provisions of section 13(b) of the Act in Energy East Corporation, Holding Company Act Release No. 27228 (Sep. 12,
   -----------------------
2000).

     Additional information regarding the service activities in the ScottishPower System is detailed in the ScottishPower methodology paper attached as Exhibit C-6 hereto.

     4.  Changes in Capital Stock of Subsidiaries
         ----------------------------------------

     The portion of the aggregate financing of PacifiCorp or an individual wholly-owned subsidiary of the PacifiCorp Group to be effected through the sale of equity securities to its immediate parent company during the Authorization Period cannot be determined at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of PacifiCorp or such PacifiCorp Subsidiary Company. In addition, PacifiCorp or such PacifiCorp Subsidiary Company may choose to use other forms of capital securities. Capital stock includes common stock, preferred stock, other preferred securities, options and/or warrants convertible into common or preferred stock, rights, and similar securities. As needed to accommodate the sale of additional equity, Applicants request the authority to increase the amount or change the terms of any wholly-owned subsidiary of PacifiCorp Group authorized capital securities, without additional Commission approval. The terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Applicants note that each of the Intermediate Companies will be wholly owned directly or indirectly by ScottishPower and that none will have third-party investors. Applicants request authorization to make changes to the capital stock of PacifiCorp or any wholly-owned subsidiary of the PacifiCorp Group. Other than the financing authorization that exists herein, Applicants request that the Commission reserve jurisdiction over changes to the capital stock of PacifiCorp. The changes to capital stock referred to above affect only the manner in which financing is conducted by the PacifiCorp Group and will not alter the terms or limits proposed in this Application-Declaration.

     5.  Financing Entities
         ------------------

     Authority is sought for ScottishPower and the PacifiCorp Group to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption through the Authorization Period. Request is also made for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made through the Authorization Period to (i) the issuance of debentures or other evidences of indebtedness by any of ScottishPower or the PacifiCorp Group to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of ScottishPower or the PacifiCorp Group of voting interests or equity securities issued by the financing entity to establish ownership of the financing entity and (iii) the guarantee by the Applicants of such financing entity's obligations in connection therewith. Each of ScottishPower and the PacifiCorp Group also may enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. All expense reimbursements would be at cost./25/ Applicants seek authorization for such expense reimbursement arrangements under Section 7(d)(4) of the Act, regarding the reasonableness of fees paid in connection with the issuance of a security, and/or under Section 13 of the Act and the rules thereunder to the extent the financing entity is deemed to provide services to an associate company.

     Any amounts issued by such financing entities to third parties pursuant to this authorization will count against the external financing limits authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee will not count against the external financing limits or the separate ScottishPower guarantee limits. The Commission has approved similar transactions in New Century Energies, Inc.
                                                    -------------------------
Holding Co. Act Release No. 26750 (Aug. 1, 1997), Conectiv, Inc. Holding Co. Act
                                                  -------------
Release No. 26833 (Feb. 26, 1998) and The National Grid Group plc, Holding Co.
                                      ---------------------------
Act Release No. 27154 (Mar. 15, 2000).

     6.  Corporate Restructuring
         -----------------------

     ScottishPower proposes to engage in corporate restructuring or reorganization of the SPUK Group without prior Commission approval. ScottishPower has given commitments to regulators in the U.K. regarding the reorganization of SPUK and its subsidiaries, including the incorporation of divisions of SPUK's business (the U.K. business operation referred to above). ScottishPower anticipates that as it continues to review the combined operations of the ScottishPower System, it may prove prudent to reorganize its nonutility companies to merge current FUCO investments held in the PacifiCorp Group with
those of SPUK.   ScottishPower  also requests authorization to consolidate or otherwise reorganize its nonutility companies if the acquisition of the securities of such nonutility company is exempt from prior Commission approval. ScottishPower requests that the Commission reserve jurisdiction, pending completion of the record, over any other consolidation or reorganization of its direct or indirect ownership interests in any nonutility company. The Commission has approved a similar transaction in

---------------------

    /25/External financing will be subject to the financing limits proposed in this application.

Entergy Corporation, Holding Co. Act Release No. 27039 (Jun. 22, 1999). If
-------------------
PacifiCorp is to be reorganized, a separate application will be filed.

     7.  EWG/FUCO-related Financings
         ---------------------------

     ScottishPower has adopted a corporate structure that separates its existing foreign operations from its U.S. utility operations. The organization of foreign activities under SPUK, and U.S. utility activities under PacifiCorp, reflects ScottishPower's intent to develop these two business areas in a financially independent manner. As a general matter, ScottishPower intends to fund its FUCO activities at the SPUK level and/or Intermediate Companies, although under certain circumstances it may be necessary from time to time for ScottishPower to provide some investment capital or credit support for FUCO acquisitions or operations./26/ To that end, ScottishPower is seeking authority to retain the ScottishPower System's current EWGs and FUCOs and to finance EWG and FUCO investments and operations in an aggregate amount of up to $4,680 million at any one time outstanding, during the Authorization Period./27/ As of June 30, 2000, 100% of the ScottishPower System consolidated retained earnings on a U.S. GAAP basis was $3,196/28/ million. Such financings may include the issue or sale of a security for purposes of financing the acquisition or operations of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO. As explained more fully below, the proposed financing will not have an adverse effect on the financial integrity of the ScottishPower System, nor will it have an adverse impact on the PacifiCorp Group, any customers of PacifiCorp, or the ability of the affected state commissions to protect the PacifiCorp Group and its customers.

     ScottishPower requests reservation of jurisdiction over ScottishPower's engagement in EWG/FUCO-related financings, pending completion of the record.

     ScottishPower differs from most other registered holding companies with FUCO investments because it developed first as a foreign utility company,/29/ involved in the generation, transmission, and distribution of electricity in Scotland, and only secondarily has become involved, through the PacifiCorp merger, in the U.S. energy industry. ScottishPower, therefore, joins the family of registered holding companies with significant foreign investments and operating experience in foreign markets. As of June 30, 2000 the ScottishPower System had an "aggregate investment", as the term is defined in Rule 53 under the Act, in EWGs and FUCOs of

-------------------------
     /26/As previously mentioned, it may be desirable for reasons of economic efficiency to hold certain FUCO interests outside SPUK and its subsidiary companies.

     /27/As noted above, most of ScottishPower's FUCO investments are held through SPUK. The ScottishPower System as of June 30, 2000 did not own any EWGs. As stated herein, ScottishPower requests that, based on a finding that its and PacifiCorp's pre-existing investments in FUCOs will not have a substantial adverse impact on its financial integrity or the interest of consumers and other factors stated herein, the Commission find that ScottishPower has made the requisite showing under Rule 53(c). The $4,680 million represents ScottishPower's current FUCO investments plus an additional 50% of its consolidated retained earnings.

     /28/Converting at (Pounds)1.00 : $1.52, the closing exchange rate at June 30, 2000.

     /29/The ScottishPower System is analogous to that of The National Grid Group plc, which the Commission recently authorized in Holding Co. Act Release No. 27154 (Mar. 15, 2000).

$3,120 million. This investment represents 98% (subject to an adjustment based on the sale of the Australian FUCO assets) of the ScottishPower System consolidated retained earnings as of June 30, 2000 calculated in accordance with U.S. GAAP. To that end, the above-mentioned authorization would result in an aggregate investment of approximately $4,680 million. As stated above, due to ScottishPower's unique history as a significant operator and investor in foreign utility companies at the time that it will become a registered holding company, a forward-looking view of the appropriate level of investment in EWGs and FUCOs is the most appropriate means of determining whether the financing proposed in this Application-Declaration will have a substantial adverse effect upon the financial integrity of the registered holding company system. In fact, the expertise that ScottishPower has gained in operating the Scottish generation and transmission and distribution systems, and other transmission and distribution systems throughout the U.K., promises to be of substantial benefit to U.S. consumers in the management of PacifiCorp. It is unlikely that ScottishPower's pre-existing FUCO investments will adversely affect the registered holding company system, U.S. customers or state regulation.

     ScottishPower's non-U.S. background makes it commercially impossible for the company to comply fully with certain of the technical requirements of Rule 53, however ScottishPower will comply fully with the substantive provisions of Rule 53. In particular, since ScottishPower has pre-existing foreign utility operations, it would not be reasonable to expect it, and neither can it commit, to maintain the books and records of its FUCOs in conformity with U.S. GAAP, although it will provide reconciliation as required in Form 20-F. Nonetheless, ScottishPower satisfies the ultimate standards, as set forth in Section 32 and reflected in Rule 53(c), namely, any proposed investment will not have a substantial adverse impact on the financial integrity of the ScottishPower System, or an adverse impact on PacifiCorp or its customers, or on the ability of state commissions to protect such subsidiary or customers. ScottishPower makes this assertion based on an assessment of its business activities, its capital structure, the earnings and cash flows anticipated from its assets, and the risks that could affect the financial stability of the ScottishPower System.

     ScottishPower's successful operation of the electric and water systems in the U.K. should indicate that the company has sound management skills and expertise in the utility industry, particularly as it relates to utility operations foreign to the U.S. SPUK has had a record of profitability in its FUCO or principal activities prior to becoming subject to the Act./30/ ScottishPower's only FUCO or EWG investment to date is a generation project located in the United Kingdom. Its only overseas investment is PacifiCorp and its subsidiaries. ScottishPower contemplates making additional investments in FUCOs and EWGs only in developed countries. To ensure continued success in its new ventures, ScottishPower will subject all project proposals to stringent internal reviews.

     ScottishPower's disciplined investment review process will minimize the risks associated with FUCO activities. The majority of SPUK's activities will be, in any event, heavily regulated so as to guarantee not simply customer standards and competitive pricing with respect to those

-----------------------------

     /30/ SPUK's consolidated earnings for the period March 31, 1996-1999 were approximately: $450 million in 1996, $640 million in 1997, $258 million in 1998 and $765 million in 1999.

activities, but also satisfactory rates of return to investors, and more particularly, so as to encourage capital investment to maintain system integrity and security. By reason of such regulation and guaranteed returns, SPUK anticipates that it will maintain an investment grade rating through the Authorization Period./31/

     Before ScottishPower or its subsidiaries make any investment in a project, the project will be analyzed in detail, including the specific country risk, where applicable. The project review process will include a series of independent internal reviews, both at the subsidiary and ScottishPower levels, as described in further detail below.

     At the outset of a foreign project, ScottishPower will seek partners with experience in doing business locally. Such partners will help to mitigate the risk of expropriation or unfair regulatory treatment. ScottishPower may also obtain the participation of official or multilateral agencies in the project.

      ScottishPower will evaluate and seek to limit the potential risks of an EWG or FUCO before any commitment of funds. Major risks, in addition to country-specific risks related to political or economic factors, may generally be characterized as operating risk, construction risk, commercial risk, financial risk, foreign currency exchange risk and legal risk.

   With respect to commercial risk in particular, the measures to be taken will depend in part upon whether there is a single power purchaser. ScottishPower will assess the creditworthiness of such a purchaser over the life of the project and will establish a contingency plan for use in an event of default. In contrast, for projects in competitive foreign power markets where long-term off-take contracts are generally not available and electricity prices are determined by supply and demand, ScottishPower will investigate the electricity markets and will seek to ensure that the project will produce electricity at or below long-run marginal costs in the region and thus be a competitive supplier.

   With respect to financial risk, ScottishPower's permanent debt financing for EWGs and FUCOs will be, by its terms, non-recourse to ScottishPower or any associate company (other than EWGs and FUCOs). ScottishPower will obtain from third-party lenders long-term debt financing for construction costs incurred in connection with EWGs and FUCOs. Unless project debt is expressly guaranteed by ScottishPower, such borrowings will be non-recourse, directly or indirectly, to ScottishPower and to system companies (other than another EWG or FUCO); instead, they will be secured solely by the assets and revenues of a particular EWG or FUCO. This method of financing will ensure that Scottish Power's exposure to direct losses from any particular project will be limited to the amount of its equity commitment and any limited guaranty it provides, and that the ScottishPower operating companies and their ratepayers bear no risk of direct losses from a project's financial distress or failure.

---------------------

    /31/As previously noted, PacifiCorp's senior secured debt has a credit rating of "A-2" by Moody's and "A+" by S&P. ScottishPower does not issue debt, therefore, it has no credit ratings. SPUK currently generates a credit rating of "A-1" by Moody's Investor Services, and "A" by Standard and Poor's.

   In addition, ScottishPower's project debt will be structured to correspond to the revenue stream of the particular project. Thus, the term of such debt may be similar to that of a related power purchase contract, and scheduled debt payments may be covered by fixed charges under the contract. In contrast, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing will typically be smaller. Accordingly, EWGs and FUCOs that have long-term off-take contracts have debt capitalization levels in the 70% to 80% range, whereas other projects will have debt levels at, and often below, those of domestic regulated utilities.

   The risk of fluctuations in interest rates will be addressed, in part, by borrowing to the extent possible on a long-term, fixed-rate basis. With respect to foreign currency exchange risk, part or all of the revenue from a project in a country that lacks a history of a stable exchange policy will be made payable in, or will be indexed to, hard currency, almost invariably U.S. dollars. In addition, ScottishPower will, in some instances, negotiate back-up guarantees or other undertakings by the central government to ensure that U.S. dollar payments are made available by the central bank or ministry of finance when due and payable.

   Legal risks will be addressed by review of each investment by counsel, including local and international counsel if a foreign EWG or a FUCO is involved. Pertinent issues will include regulatory and permitting risks, environmental risks, adequacy and enforceability of financial and other contractual undertakings, and status of title to utility property.

    Once a project is undertaken, milestones will be set to ensure that expenditures are producing acceptable results. In addition, a project team will be created to identify the major technical, financial, commercial and legal risks associated with the project and to assess the measures taken to mitigate such risks. Members of the team will have responsibility for the due diligence investigation of identified risks, and must secure the approval of the officer of ScottishPower who has responsibility for a particular type of risk.

      Despite ScottishPower's efforts to mitigate risk, it will be impossible to eliminate entirely the inherent risk of each particular investment. ScottishPower believes that portfolio diversification offers the best long-term approach to managing the risk of investing in EWGs and FUCOs. ScottishPower's strategy in this regard includes regional diversification and an effort to balance investments in so-called "green field" projects, i.e., those that involve development and construction of new electric facilities, principally generating stations, and investments in existing facilities and systems. Although the former investments involve higher levels of risk and deferred returns because the process of development and construction is lengthy, they will generally produce higher rates of return on investment than do acquisitions of existing assets.

     The Statement of Financial Accounting Standards No. 121 requires a listing of all assets of a utility that a company plans to write down and take as a loss. ScottishPower recorded impairment losses in the fiscal year ended March 31, 2000, amounting to $155 million./32/ No

------------------------

     /32/Provision has been made for impairment of assets following an assessment of the SPUK Group's U.K. generation portfolio and the outcome of the regulatory price reviews in the U.K. electricity industry. The impact of those regulatory reviews is fairly reflected in the impairment losses in the fiscal year ended March 31, 2000, amounting to $155 million, however, on the basis of information currently associate EWG or FUCO has ever defaulted under the terms of any financing document. ScottishPower undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the Authorization Period.

     The soundness of ScottishPower's financial structure and the lack of risk to PacifiCorp consumers is further demonstrated by ScottishPower's commitment to maintain its and PacifiCorp's long-term debt rating at an investment grade level; and PacifiCorp's undertaking to cause PacifiCorp's Common Equity as percentage of Total Capitalization, measured on a U.S. GAAP basis, to be at least 30% through the Authorization Period.

     The transactions proposed herein are subject to Rules 53 and 54. For the reasons stated below, ScottishPower satisfies the requirements under Rule 53(c) to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Under Rule 53(c)(2), ScottishPower must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an "adverse impact" on any of the PacifiCorp Group, their respective customers, or on the ability of the state commissions having jurisdiction over PacifiCorp.

     The view that PacifiCorp Group customers will not be adversely impacted by increased levels of investment is well-supported by the following:

           (i) All of ScottishPower's new investments in FUCOs will be segregated from the PacifiCorp Group. PacifiCorp will not provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which ScottishPower owns any interest. ScottishPower further commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, a FUCO investment.

          (ii) Investments in EWGs and FUCOs will not have any negative impact on the ability of the PacifiCorp Group to fund operations and growth. The PacifiCorp Group currently has financial facilities in place that are adequate to support its operations. These facilities have continued post-merger. The expectation of continued strong credit ratings by the PacifiCorp Group should allow it to continue to access the capital markets to finance operations and growth.

          (iii) ScottishPower will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the PacifiCorp's employees in connection with providing

--------------------------------------------------------------------------------
available, no additional impairment will arise as a result of the recent regulatory price reviews. This impairment loss is less than one percent of the ScottishPower System's total assets and as a result thereof, will not adversely impact any of the PacifiCorp Group, their respective customers, or on the ability of the Utility Commissions.

services to FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by SPUK and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by ScottishPower or SPUK Group. Scottish will also comply Rule 53(a)(4) on a going forward basis.

          (iv) ScottishPower believes that the state commissions are able to protect utility customers within their respective states. In connection with the ScottishPower merger with PacifiCorp, representatives of ScottishPower met with each of the affected state commissions and confirmed that the state commission has absolute jurisdiction over PacifiCorp and that the state commission will exercise this authority to protect ratepayers. Even though not all states had jurisdiction over the merger, ScottishPower sought and received an order in each of the states that the merger was in the public interest.

           (v) In addition, ScottishPower will provide the information required by Form 20-F under the 1934 Act as well as U5S under the Act to permit the Commission to monitor the effect of ScottishPower's EWG and FUCO investments on ScottishPower's financial condition.

     Finally, none of the three conditions described in Rule 53 (b) exist. Specifically, (1) there has been no bankruptcy of any ScottishPower System companies; (2) ScottishPower's average consolidated retained earnings for the previous four quarters has not decreased by 10% from the average for the four quarters preceding that period; and (3) in the past fiscal year, ScottishPower has not reported operating losses attributable to its direct or indirect investments in EWGs or FUCOs which exceeded 5% of its consolidated retained earnings.

  E.  Filing of Certificates of Notification and a Post-effective Amendments
      ----------------------------------------------------------------------

      It is proposed that, with respect to ScottishPower and PacifiCorp (each of which, as noted above, has registered under the 1934 Act in connection with its sponsored ADR program and securities outstanding in public hands, respectively), the reporting systems of the 1934 Act and the 1933 Act be integrated with reports under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, and reduce burdens on both the Commission and ScottishPower. To effect such integration, the Applicants propose to incorporate by reference into the Rule 24 certificates of notification under this file the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding. The certificates would also contain all other information required by Rule 24, including the certification that each transaction included in the report had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application.

      Under U.K. rules, ScottishPower must prepare and publish consolidated financial information at least semi-annually. ScottishPower will, as a result of the merger with PacifiCorp, move to quarterly reporting of results. However, Applicants propose to provide Rule 24 certificates on a semiannual basis, consistent with the frequency of required financial reporting required in the U.K.

     Applicants also request an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X, for any subsidiary of SPUK organized outside the U.S. Due to ScottishPower's extensive foreign holdings, significant additional work and expense would be required for the holding company to prepare consolidated financial statements in conformity with Regulation S-X.

     The exemption would apply only to existing subsidiaries of SPUK that are organized outside of the U.S. Any new foreign subsidiary that engages in foreign utility operations will maintain its financial statements in accordance with U.S. GAAP or reconcile the financial statements to U.S. GAAP in the same manner as required by Form 20-F. SPUK or the new foreign subsidiary will file Form U-57.

     The reporting requirements imposed by the Commission, together with the reconciliation of financial statements to U.S. GAAP will enable the Commission to oversee the operations of the ScottishPower companies, including intrasystem transactions.

     The Applicants will file Form U5S annually within 120 days of the close of ScottishPower's fiscal year. In addition, as required by the Securities Exchange Act of 1934 and the Securities Act of 1933, respectively, ScottishPower will file Form 20-F, the Form 10-Q for PacifiCorp, and reports on Form 6-K containing material announcements as made.

     To maintain a consistent presentation of financial information, ScottishPower's Form U5S filing will present the holding company's consolidated financial statements in the format required by Form 20-F. i.e., U.K. GAAP format reconciled to U.S. GAAP. In addition, the Applicants propose that the Form U5S filing will contain: (1) U.S. GAAP financial statements for all the PacifiCorp Group companies; and (2) U.S. GAAP financial statements or financial statements in the format required by Form 20-F for (a) ScottishPower, on a consolidated basis, and (b) the Intermediate Companies. Form U5S filings will state amounts in U.S. dollars.

     The Rule 24 certificates will be provided to the Commission within 90 days after the end of ScottishPower's fiscal year and within 60 days of the end of its second fiscal quarter and will contain the following information:

     (1) The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by ScottishPower or jurisdictional transactions in the PacifiCorp Group during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans;

     (2) The amount of guarantees issued during the reporting period by ScottishPower or, if nonexempt, by PacifiCorp, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee;

     (3) ScottishPower's aggregate investment, as defined under Rule 53, in EWGs and FUCOs, as of the end of the reporting period in dollars and as a percentage of ScottishPower's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period;

     (4) The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by ScottishPower or, if nonexempt, by PacifiCorp since the date of the order in this application;

     (5) A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified;

     (6) The amount and terms of any short-term debt issued by any PacifiCorp Group company, and a list of the deposits and withdrawals by company from the Money Pools during the reporting period;

     (7) The amount and terms of any nonexempt financings consummated during the period by PacifiCorp during the reporting period;

     (8) The amount and terms of any nonexempt financings consummated by any nonutility PacifiCorp Subsidiary Company during the reporting period;

     (9) A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of ScottishPower, SPUK and PacifiCorp;

     (10) A courtesy copy of the annual PacifiCorp Affiliated Interest Report, within ten days of its filing with the State Commissions;

     (11) Paper copies of ScottishPower's filings of Form 20-F and reports to shareholders; and

     (12) As applicable, all ScottishPower amounts shall be expressed in U.K. Pounds converted to U.S. dollars and shall be presented in accordance with the U.S. GAAP reconciliation requirements of Form 20-F. In particular, the semiannual reports provided to the Commission in Rule 24 filings under this Application-Declaration shall be organized so that all columns showing amounts in Pounds in financial statements or tables are accompanied by parallel columns showing U.S. dollar amounts.

     ScottishPower also will report annually, as a supplement to the Form U5-S, service transactions among the ScottishPower System companies. The report will contain the following information:

  (1) a narrative description of the services rendered by members of the SPUK Group for the PacifiCorp Group, by the members of the PacifiCorp Group for the SPUK Group, and by the members of the PacifiCorp Group for each other;

 (2) disclosure of the dollar amount of services rendered according to category or department;

 (3) identification of companies rendering services and recipient companies; and

 (4) disclosure of the number of PacifiCorp Group employees engaged in rendering services to other ScottishPower System companies on an annual basis, stated as an absolute and as a percentage of total employees.

     In addition, Applicants commit to file a post-effective amendment not later than March 31, 2001 to provide additional support on the following:

         (1) Integration and coordination of PacifiCorp's electric utility system in compliance with section 11(b)(1) of the Act;

         (2) Retention of PacifiCorp's nonutility subsidiaries under section 11(b)(1) of the Act; and

         (3)  Status of SPUK under section 33 of the Act.


  F.  Summary of Application
      ----------------------

      In summary, Applicants request (to the extent they are not otherwise exempt from the Act) authorization to engage in:

          (1) financings by ScottishPower, including but not limited to the issuance of ordinary shares and ADSs, preferred stock, short- and long-term debt, guarantees and currency and interest rate swaps;

          (2) certain financings by the PacifiCorp Group;

          (3) intrasystem financings, including (a) the continuation of existing intercompany borrowing arrangements within the PacifiCorp Group, (b) the creation of two new Money Pools, (c) guarantees of the obligations of, and other forms of credit support for, the PacifiCorp Subsidiary Companies and the SPUK Subsidiary Companies, (d) the payment of dividends out of capital or unearned surplus, and (e) approval of a new tax allocation agreement;

          (4) the issuance by members of the PacifiCorp Group of additional shares, or alteration of the terms of any then-existing authorized security;

          (5) issuance by PacifiCorp up to an aggregate principal amount of $1.5 billion of short-term debt consisting of commercial paper and promissory notes outstanding at any one time;

          (6) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application-

Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities; and

          (7) financings by ScottishPower for the purposes of acquiring, or funding the operations of, EWGs and FUCOs up to $4,680 million.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES

  An estimate of the fees and, other than underwriting fees and expenses, to be paid or incurred by the Applicants in connection with the proposed transactions is set forth below:

Counsel Fees in connection with this application        $100,000

  Total . . . . . . . . . . . . . . . . . . . . . . . . $100,000

  The underwriting fees and expenses (including issuance fees for counsel, printing, etc.) will not exceed five percent of the value of the securities issued.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7, 9(a), 10, 12, 13(b), 32 and 33 of the Act and Rules 42, 43, 45, 52, 53, 54, 83, 87, 90 and 91 are considered applicable to the proposed transactions.

     To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4.   REGULATORY APPROVALS

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions, except that the California, Idaho, Utah, Washington and Wyoming public utility commissions have jurisdiction over issuances of commercial paper by PacifiCorp.


ITEM 5.   PROCEDURE

     The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application-Declaration not later than October 6, 2000 such notice to specify a date not later than October 31, 2000, by which comments may be entered.

     The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     Exhibits

      A-1 Articles and Memorandum of Association of ScottishPower (filed with the Commission on May 6, 1999 - File No. 333-77877).

      B-1  Form of Tax Allocation Agreement
             (to be filed by amendment)

      B-2  PacifiCorp Intercompany Loan Agreement
             (filed on Form SE)

      B-3  PGHC Intercompany Loan Agreement
             (filed on Form SE)

      B-4  Nonutility Money Pool Agreement
             (to be filed by amendment)

      B-5  Utility Money Pool Agreement
             (to be filed on Form SE)

      B-6  Intercompany Loan Schedule
             (to be filed on Form SE)

      C-1  ScottishPower Corporate Chart
             (filed on Form SE)

      C-2  Description of the Companies in the ScottishPower System
             (filed on Form SE)

      C-3  Dividend History of PacifiCorp
             (filed on Form SE)

      C-4  ScottishPower U5B
             (filed on Form SE)

      C-5  PacifiCorp Registration Statement
      (filed with the Commission on December 3, 1999 - File No. 333-92095).

      C-6  ScottishPower Methodology Paper
             (filed on Form SE)

      D-1  Public Utilities Commission of the State of California Opinion and
           Order
             (filed on Form SE)

      D-2  The Idaho Public Utilities Commission Order
             (filed on Form SE)

      D-3  The Public Utility Commission of Oregon Order
             (filed on Form SE)

      D-4  The Public Service Commission of Utah Report and Order
             (filed on Form SE)

      D-5  The Washington Utilities and Transportation Commission Order
             (filed on Form SE)

      D-6  The Public Service Commission of Wyoming Order
             (filed on Form SE)

      D-7  PacifiCorp Affiliated Interest Report
             (to be filed on Form SE)

      F-1.1  Opinion of counsel
(to be filed on Form SE)

      F-1.2  Past-tense opinion of counsel
              (to be filed on Form SE)

      H-1  Annual Report of ScottishPower dated March 31, 1999.
      (filed with the Commission on July 19, 1999 - File No. 001-14676).

      H-2 Annual Report of PacifiCorp for the year ended December 31, 1998 (filed with the Commission on March 31, 1999 - File No. 001-05152).

      H-3 Quarterly Report of PacifiCorp for the period ended December 31, 1999 (filed with the Commission on February 14, 2000 - File No. 001-05152).

      I-1  Proposed Form of Notice

     Financial Statements

      FS-1 ScottishPower Unaudited Pro Forma Condensed Consolidated Balance
       Sheet
      (filed with the Commission on May 6, 1999 - File No. 333-77877).

      FS-2 ScottishPower Unaudited Pro Forma Condensed Consolidated Statement of
       Income
      (filed with the Commission on May 6, 1999 - File No. 333-77877).

      FS-3 Notes to Unaudited Pro Forma Condensed Consolidated Financial
       Statements
      (filed with the Commission on May 6, 1999 - File No. 333-77877).

      FS-4 ScottishPower Consolidated Balance Sheet as of March 31, 2000
             (to be filed on Form SE)

      FS-5 ScottishPower Consolidated Statement of Income as of March 31,2000
             (to be filed on Form SE)

      FS-6 PacifiCorp Consolidated Balance Sheet as of March 31, 2000
                    (to be filed on Form SE).

      FS-7 PacifiCorp Consolidated Statement of Income for the twelve months ended March 31, 2000 (to be filed on Form SE).


ITEM 7.   STATEMENT AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involves a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application-Declaration will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application-Declaration.

                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Pre-effective Amendment No. 2 to the Application-Declaration to be duly signed on its behalf in the City of Glasgow and Country of Scotland on the 5th day of December, 2000.

                         Scottish Power plc


                         By /s/
                            ----------------------------
                            David T. Nish
                            Finance Director

Attest:


/s/
---------------------------
James Stanley
Legal Director


                                 VERIFICATION

          The undersigned, being duly sworn, deposes and says that he has duly executed the attached Pre-effective Amendment No. 2 to the Application-Declaration dated December 5, 2000, for and on behalf of ScottishPower; that he is the Finance Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                           /s/
                           -----------------------------

Subscribed and sworn to before me
this 5th day of December, 2000.


/s/
---------------------------
My commission expires:  N/A

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